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May 23, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, DC 20549
Attention: Suzanne Hayes

Re:                             Rhythm Pharmaceuticals, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Confidentially Submitted October 13, 2015
SEC File No. 377-01174

Ladies and Gentlemen:

On behalf of Rhythm Pharmaceuticals, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 2, 2016, relating to the Company’s Amendment No. 2 to the Draft Registration Statement on Form S-1 (SEC File No. 377-01174) confidentially submitted to the Commission on April 6, 2016 (“DRS Amendment No. 2”).

On behalf of the Company, we are concurrently confidentially submitting to the Commission Amendment No. 3 to the Company’s Draft Registration Statement on Form S-1 (the “DRS Amendment No. 3”). We are providing to the Staff, by overnight delivery, a package containing copies of this letter and DRS Amendment No. 3, including versions that are marked to show changes from the DRS Amendment No. 2.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  The Staff’s comments are presented in italics and are

Almaty   Astana   Beijing   Boston   Brussels   Chicago   Dallas   Dubai   Frankfurt   Hartford   Houston   London   Los Angeles   Miami   Moscow   New York
Orange County   Paris   Philadelphia   Pittsburgh   Princeton   San Francisco   Santa Monica   Silicon Valley   Singapore   Tokyo   Washington   Wilmington

U.S. Securities and Exchange Commission

May 23, 2017

followed by the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of DRS Amendment No. 3.

Business

Licensing Agreements, page 103

1.              In your description of the license agreement you entered into with Camurus AB, please include the duration and termination provisions of the agreement, as well as the amount of the upfront payment you made.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 133.

Please contact me at (617) 951-8901 or Keith Gottesdiener, Chief Executive Officer at the Company, at (857) 264-4280 with any questions or further comments regarding this letter or the Amendment.

Sincerely,

/s/ Julio E. Vega

Julio E. Vega

cc:	Christian Windsor, U.S. Securities and Exchange Commission
James Peklenk, U.S. Securities and Exchange Commission
Joel Parker, U.S. Securities and Exchange Commission
Scot Foley, U.S. Securities and Exchange Commission
Keith Gottesdiener, Rhythm Pharmaceuticals, Inc.
Bart Henderson, Rhythm Pharmaceuticals, Inc.
Laurie A. Cerveny, Morgan, Lewis & Bockius LLP
Cindy C. Kung, Morgan, Lewis & Bockius LLP
Zachary E. Zemlin, Morgan, Lewis & Bockius LLP
Jacquelyn E. Burke, Morgan, Lewis & Bockius LLP